Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Knightscope, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

49907V201

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49907V201	Schedule 13G	Page 1 of 4

1	Names of Reporting Persons Stacy Dean Stephens
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 61,775
	6	Shared Voting Power 0
	7	Sole Dispositive Power 61,775
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 61,775
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 1.9%
12	Type of Reporting Person IN

CUSIP No. 49907V201	Schedule 13G	Page 2 of 4

Explanatory Note

This Schedule 13G is being filed to report that, as of the date of this filing, the Reporting Person (as defined below) owns less than 5% of the outstanding Class A common stock, par value $0.001 per share (“Class A Common Stock”). As of December 31, 2022, the Reporting Person beneficially owned 3,000,000 shares of Class B common stock, par value $0.001 per share (“Class B Common Stock”), representing 9.5% of the then-outstanding Class A Common Stock.

ITEM 1.	(a)	Name of Issuer:

Knightscope, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

1070 Terra Bella Avenue, Mountain View, CA 94043.

ITEM 2.	(a)	Name of Person Filing:

This statement is filed on behalf of Stacy Dean Stephens (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Person is c/o Knightscope, Inc., 1070 Terra Bella Avenue, Mountain View, CA 94043.

(c)	Citizenship:

The Reporting Person is a citizen of the United States of America.

(d)	Title of Class of Securities:

Class A common stock, par value $0.001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

49907V201

ITEM	3.

Not applicable.

ITEM 4.	Ownership.

The ownership information below represents beneficial ownership of 61,775 shares of Class A Common Stock as of the date of this filing, based upon 3,204,705 shares of Class A Common Stock outstanding as of September 30, 2024 as disclosed by the Issuer.

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(a) Amount beneficially owned:

The Reporting Person is the record holder of 20,000 shares of Class A Common Stock, 40,000 shares of Class B Common Stock, which are convertible into an equal number of shares of Class A Common Stock at the Reporting Person’s discretion, and 1,775 shares of Class A Common Stock underlying options that are exercisable within 60 days of the date of this filing.

(b) Percent of class: 1.9%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 61,775
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 61,775
(iv)	Shared power to dispose or to direct the disposition of: 0

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 49907V201	Schedule 13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     November 13, 2024

Stacy Dean Stephens

/s/ Stacy Dean Stephens